02040713

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

1-10108

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of JUNE 3, 2002

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No _X_

FIAT NEWS
Fiat USA Inc./Corporate Communications Dept./375 Park Avenue, New York, NY 10152-0071/Tel: (212) 207-0947 Fax: (212) 421-5194

NEWS RELEASE

For immediate release

Announcement by Paolo Cantarella

After long pondering I thought that a strong discontinuity signal was necessary in these complex moments for the Group and Fiat Auto in particular.

It is therefore with great emotion that I decided to resign, after twenty-five wonderful years of my life spent at Fiat. This to enable the Chairman and the stockholders to take decisions and actions that they will deem more useful for the Company.

I wish to thank Avvocato Agnelli for the confidence he has always entrusted to me, Avvocato Fresco with whom I have worked extremely well, my collaborators and all the people at Fiat for their day-by-day commitment.

Turin, June 10, 2002

For additional information please contact:
Paolo Vannini
President and CEO
FIAT USA
Phone (212) 207-0908
Fax (212) 421-5194
Email pvannini@fiatusa.com

FIAT NEWS

Fiat USA Inc./Corporate Communications Dept./375 Park Avenue, New York, NY 10152-0071/Tel: (212) 207-0947 Fax: (212) 421-5194

NEWS RELEASE

For Immediate Release

Fiat Chief Executive Officer, Paolo Cantarella, met today with the Honorary Chairman of the Company, Giovanni Agnelli, and the Chairman Paolo Fresco, to inform them of his intention to resign, with immediate effect, from his office as CEO and Director of the Company.

After a long conversation with Mr. Cantarella, Mr. Agnelli and Mr. Fresco accepted his resignation with deep regret and thanked him for all the work carried out in twenty-five years of collaboration with the Company.

Fiat's Board of Directors met today, acknowledged the above, and reiterated its thanks to Mr. Cantarella. The Board also asked the Chairman Mr. Fresco, who accepted, to take on the post of Chief Executive Officer.

Turin, June 10, 2002

For additional information please contact:
Paolo Vannini
President and CEO
FIAT USA
Phone (212) 207-0908
Fax (212) 421-5194
Email pvannini@fiatusa.com

FIAT NEWS
Fiat USA Inc./Corporate Communications Dept./375 Park Avenue, New York, NY 10152-0071/Tel: (212) 207-0947 Fax: (212) 421-5194

NEWS RELEASE

For immediate release

Announcement by Avvocato Giovanni Agnelli

Mr. Cantarella informed me about his willingness to resign from his position as Chief Executive Officer and from Fiat, to which he dedicated 25 years of his life.

I am very sorry about his decision, because of the ties that bind Cantarella to the most beautiful moments our Company went through over the last ten years. Fiat Auto's turnaround, after the difficulties of the early '90ies, is strictly bound to the name of Cantarella, as is the Company's worldwide expansion.

The decision to step aside in a time of deep change just honors him.

Also on behalf of all people at Fiat, I would like to thank him for his hard work, his professionalism and his humanity.

Turin, June 10, 2002

For additional information please contact:
Paolo Vannini
President and CEO
FIAT USA
Phone (212) 207-0908
Fax (212) 421-5194
Email pvannini@fiatusa.com

FIAT NEWS
Fiat USA Inc./Corporate Communications Dept./375 Park Avenue, New York, NY 10152-0071/Tel: (212) 207-0947 Fax: (212) 421-5194

NEWS RELEASE

For immediate release

Announcement by Mr. Paolo Fresco

I received Mr. Paolo Cantarella's decision to resign with much sorrow. I have always admired Paolo's rigor and loyalty, which he has shown once again at this difficult moment.

In these four years that we have worked side by side, Cantarella has skillfully led a first-level team. The people in charge of the operating Sectors were able to work, and will do so even more in the future, in full autonomy because they possess all necessary levers to lead their companies.

I am confident that the entire team, that I completely trust, will work so that our Group may reach the financial and industrial targets that we set for ourselves.

Turin, June 10, 2002

For additional information please contact:
Paolo Vannini
President and CEO
FIAT USA
Phone (212) 207-0908
Fax (212) 421-5194
Email pvannini@fiatusa.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 10, 2002

FIAT S.p.A.

BY: ____________________
James J. Kennedy
Power of Attorney